                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   May, 2000
                                         --------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  DEALINGS BY DIRECTORS'.
                                -----------------------

AMVESCAP PLC
626985
IMMEDIATE RELEASE  26 MAY 2000
PLEASE CONFIRM RELEASE
MICHAEL S. PERMAN  TEL: 020 7454 3942



       Disclosure of interests in shares or debentures and notifications of dealings the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS


1)         NAME OF COMPANY                       2)  NAME OF DIRECTOR

           AMVESCAP PLC                              JOSEPH CANION
 ...............................................................................
3)         Please state whether                  4)  Name of the registered
           notification indicates                    holder(s) and, if more
           that it is in respect                     than one holder, the
           of holding of the                         number of shares held
           Director named in 2                       by each of them. (If
           above or holding of                       notified).
           that person's spouse
           or children under the
           age of 18 or in respect
           of a non-beneficial interest.

           NOTIFICATION IS IN RESPECT
           OF THE DIRECTOR NAMED IN 2                -
           ABOVE.
 ...............................................................................
5)         Please state whether notification     6)  Please state the nature
           relates to a person(s) connected          of the transaction and
           with the Director named                   the nature and extent of
           in 2 above and identify                   the directors interest
           the connected person(s).                  in the transaction.

           AS 3 ABOVE
                                                     PARTICIPATION IN THE
                                                     AMVESCAP PLC DEFERRED FEES
                                                     SHARE PLAN UNDER WHICH
                                                     DIRECTORS ARE ENTITLED TO
                                                     DEFER ALL OR PART OF THEIR
                                                     FEE INTO AMVESCAP PLC
                                                     ORDINARY SHARES
 ...............................................................................
7)         Number of shares/amount               8)  (0.0003%)
           of stock purchased                        of issued Class

              2,014
 ...............................................................................
9)         Number of shares/amount               10) (   - %)
           of stock disposed                         of issued Class

                 -
 ...............................................................................

11)        Class of security                     12) Price per share

           ORDINARY SHARES                           824.5P
 ...............................................................................
13)        Date of transaction                   14) Date company informed

           15 MAY 2000                               25 MAY 2000
 ...............................................................................
15)        Total holding following               16) Total percentage holding
           this notification                         of issued class following
                                                     this notification

           74,408                                    0.0110%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17)        Date of grant                         18) Period during which or
                                                     date on which exercisable

               -                                             -
 ...............................................................................
19)        Total amount paid (if any)            20) Description of shares or
           for grant of the option                   debentures involved:
                                                     class, number

               -                                             -
 ...............................................................................
21)        Exercise price (if fixed              22) Total number of shares or
           at time of grant) or                      debentures over which
           indication that price is                  options held following
           to be fixed at time of                    this notification
           exercise

               -                                             -
 ...............................................................................
23)        Any additional information            24) Name of contact and tele-
                                                     phone number for queries

               -                                     MICHAEL S. PERMAN
                                                     020 7454 3942
 ...............................................................................
25)        Name and signature of                     MICHAEL S. PERMAN
           authorised company                        AMVESCAP PLC
           official responsible                      COMPANY SECRETARY
           for making this
           notification

           Date of Notification   26 MAY 2000
 ...............................................................................

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date    26 May, 2000                    By  /s/ MICHAEL S. PERMAN
      -----------------                     --------------------------
                                                 (Signature)

                                             Michael S. Perman
                                             Company Secretary